

July 11, 2011

Via Facsimile
Mr. M. Terry Turner
President and Chief Executive Officer
Pinnacle Financial Partners, Inc.
150 Third Avenue South, Suite 800
Nashville, Tennessee 37201

> **Re:** **Pinnacle Financial Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 000-31225**

Dear Mr. Turner:

We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K

Critical Accounting Estimates - Impairment of Intangible Assets, page 23

1. We note your response to comment two in your June 17, 2011 letter. It is unclear from the disclosure in Note 10 of your September 30, 2010 Form 10-Q whether the amounts presented as the fair value of loans incorporated credit risk. To the extent they do not, in your next Form 10-Q, please revise your fair value measurements disclosed under ASC 825-10-50 (formerly SFAS 107) to properly incorporate an estimate of credit risk and to clarify the nature of this change.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3494 with any questions

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief